UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ActiveShares ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

620 Eighth Avenue, 49th Floor

New York, New York 10018

Telephone Number (including area code):

(877) 721-1926

Name and address of agent for service of process:

Melissa A. Warren

100 International Drive, 11th Floor

Baltimore, Maryland 21202

With copies of Notices and Communications to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒                                 NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Baltimore and the State of Maryland on the 1st day of November, 2019.

ActiveShares ETF Trust

By:	/s/ Jane Trust
Jane Trust
President (Chief Executive Officer)

Attest:	/s/ Christopher Berarducci
Christopher Berarducci
Treasurer (Principal Financial Officer)